Filed by Dell Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934
Subject Company: Dell Technologies Inc.
(Commission File No. 001-37867)

NOTICE TO STOCKHOLDERS

November 19, 2018

Dear fellow stockholders of Dell Technologies Inc.:

We are writing to let you know that Dell Technologies has enhanced the value and terms of the Class V transaction. The improvements in price, value certainty and corporate governance in the Class V transaction are the result of substantial engagement with and input from our stockholders and the special committee of our board of directors since we first announced the transaction. We appreciate the time, attention and constructive feedback provided by our stockholders and look forward to our future partnership as owners of Dell Technologies.

Stockholders representing approximately 17% of the total outstanding Class V common stock, including Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management, have announced their support for the Class V transaction. They have signed binding agreements supporting the Class V transaction, demonstrating their belief that the Class V transaction is in the best interests of all Class V stockholders and provides a clear path to significant stockholder value creation. Further, the feedback we have received from other stockholders on the revised terms has been overwhelmingly positive.

On November 14, 2018, we amended the merger agreement (the “merger agreement amendment”) to provide Class V stockholders with a significant premium, increased certainty of value, and enhanced corporate governance. Specifically, Class V stockholders have the option to elect to receive for each share of Class V common stock either (1) $120, in cash, subject to an increased aggregate $14 billion cap, or (2) between 1.5043 and 1.8130 shares of Class C common stock, determined as described below.

Given that there is no public market for Dell Technologies Class C shares prior to closing, the variable exchange ratio is specifically designed to provide protection to Class V stockholders on the value of the Class C stock consideration. The exchange ratio will be determined based on (1) the volume weighted average trading price of the Class V shares during the 17-day trading period ending on the election deadline, which is the eighth trading day after announcement that stockholders have approved the transaction, and (2) the total amount of cash consideration that is elected. Appendix A to this letter provides further information on the calculation of the exchange ratio.

The cash consideration of $120 per share of Class V common stock offers Class V stockholders a significant premium of 42% to the closing market price of the Class V common stock on the last trading day prior to the announcement of the merger agreement on July 2, 2018. We are also pleased to be able to offer stockholders greater value certainty through the increased cash component of the consideration and the variable exchange rate mechanism, which was added in direct response to stockholder feedback.

Additionally, the Class V transaction is accompanied by corporate governance enhancements that were developed in response to input from the Class V stockholders. These include the addition of a fourth independent director to be appointed to the Dell Technologies board of directors by June 30, 2019, after consultation with the Class C stockholders, and the right of Class C stockholders, voting separately as a class, to elect one director starting at the 2020 annual meeting and annually thereafter.

We believe that the Class V transaction will afford Class V stockholders the opportunity to participate in the future value creation of Dell Technologies through ownership of the Class C common stock. We have made significant investments to position our company to achieve sustainable long-term growth by creating a leading global end-to-end technology provider, with significant scale, leading positions in key strategic markets and a comprehensive portfolio of IT hardware, software and service solutions spanning both traditional infrastructure and emerging, multi-cloud technologies. We believe we are well-positioned for future growth as we enable our customers to meet the business needs of tomorrow.

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Consistent with the board’s and the special committee’s focus on protecting the interests of Class V stockholders, the Class V transaction remains subject to approval by holders of a majority of the voting power of the outstanding Class V common stock not held by affiliates of Dell Technologies.

At the special meeting, to be held on December 11, 2018, at 8:00 a.m. Central Time, at the Dell Round Rock Campus, 501 Dell Way (Building 2-East), Round Rock, Texas 78682, stockholders will be asked to take the following actions:

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to adopt the Agreement and Plan of Merger, between Dell Technologies and Teton Merger Sub Inc., dated as of July 1, 2018, as it may be amended from time to time (including the merger agreement amendment we announced on November 15, 2018) (the “merger agreement”);

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to adopt the Fifth Amended and Restated Certificate of Incorporation of Dell Technologies in the form attached as Exhibit A to the merger agreement amendment (the “amended and restated company certificate”);

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to approve, on a non-binding, advisory basis, compensation arrangements with respect to the named executive officers of Dell Technologies related to the Class V transaction (the “transaction-related compensation proposal”); and

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to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement or adopt the amended and restated company certificate (the “adjournment proposal”).

A copy of the original merger agreement was attached to the proxy statement/prospectus, dated October 19, 2018, and a copy of the merger agreement amendment is enclosed herewith.

The special committee of the board, comprised entirely of independent and disinterested directors, which was established to act solely on behalf of, and solely in the interests of, the holders of Class V common stock, unanimously recommends that all holders of the Class V common stock entitled to vote thereon vote “FOR” the adoption of the merger agreement and “FOR” the adoption of the amended and restated company certificate. The Dell Technologies board of directors unanimously recommends that all stockholders vote “FOR” the adoption of the merger agreement, “FOR” the adoption of the amended and restated company certificate, “FOR” the approval of the transaction-related compensation proposal and “FOR” the approval of the adjournment proposal.

This notice is delivered to you pursuant to Sections 251(c) and 262 of the General Corporation Law of the State of Delaware (the “DGCL”). If you are a holder of Class A common stock, Class B common stock and/or Class C common stock of Dell Technologies and you do not vote in favor of the proposal to adopt the merger agreement, you have not otherwise waived your statutory appraisal right and you comply with other requirements, you are entitled to statutory appraisal rights under Delaware law in connection with the Class V transaction, as further described in the proxy statement/prospectus. A copy of Section 262 of the DGCL, as amended, effective August 1, 2018, is enclosed herewith for your convenience. The amendments, effective August 1, 2018, do not affect the manner by which any stockholder with appraisal rights would exercise such rights.

In the next few days, we will mail to you a supplement to the proxy statement/prospectus containing additional information on the merger agreement amendment.

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To vote to adopt the merger agreement and in favor of the other proposals outlined above, please sign, date and return the enclosed WHITE proxy card or vote via telephone or internet by following the instructions indicated on the WHITE proxy card. If you have already submitted your proxy card, your prior submission is valid and you do not have to resubmit unless you want to change how you voted in your prior submission.

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions or need assistance, please contact:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free: (877) 717-3936

International stockholders may call: +1(412) 232-3651

Banks & Brokers Call Collect: (212) 750-5833

We thank you for your time and support and look forward to the successful completion of the Class V transaction, as well as our future partnership as owners of Dell Technologies.

Sincerely,

Michael S. Dell

Chairman of the Board and Chief Executive Officer

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Appendix A

Calculation of the Exchange Ratio

The exchange ratio will be at least 1.5043 and may be increased under certain circumstances (such increase, the “exchange ratio adjustment”). The exchange ratio adjustment will be a number of shares equal to (a) 0.01998 multiplied by (b) the lesser of (x) $15.45 and (y) the amount (which may be zero but, for the avoidance of doubt, not less than zero) by which the volume weighted average trading price of the Class V shares in the 17-day trading period ending on the election deadline is less than $120.00 multiplied by (c) the lesser of (x) one (1) and (y) a fraction (i) the numerator of which is equal to the aggregate amount of cash consideration elected by Class V holders as of the election deadline and (ii) the denominator of which is equal to $14,000,000,000. In no event will the exchange ratio be less than 1.5043 nor more than 1.8130.

The exchange ratio adjustment increases as the amount of cash elected to be received by holders of Class V common stock as of the election deadline increases, and will also increase as the volume weighted average trading price of the Class V shares in the 17-day trading period ending on the election deadline decreases. The tables below illustrate the range of possible exchange ratios and corresponding ownership in Dell Technologies of the Class V holders (on a treasury stock method basis) immediately after closing, assuming certain Class V trading prices and cash election amounts as of the election deadline:

Exchange Ratio:

Aggregate Cash Election Amount ($B)	Illustrative Class V Trading Price ($)
	$120.00 (or more)	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55 (or less)
$0.0	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043
$2.0	1.5043	1.5100	1.5157	1.5214	1.5271	1.5328	1.5386	1.5443	1.5484
$4.0	1.5043	1.5157	1.5271	1.5386	1.5500	1.5614	1.5728	1.5842	1.5925
$6.0	1.5043	1.5214	1.5386	1.5557	1.5728	1.5899	1.6071	1.6242	1.6366
$8.0	1.5043	1.5271	1.5500	1.5728	1.5956	1.6185	1.6413	1.6641	1.6807
$10.0	1.5043	1.5328	1.5614	1.5899	1.6185	1.6470	1.6756	1.7041	1.7248
$12.0	1.5043	1.5386	1.5728	1.6071	1.6413	1.6756	1.7098	1.7441	1.7689
$14.0	1.5043	1.5443	1.5842	1.6242	1.6641	1.7041	1.7441	1.7840	1.8130

Corresponding ownership in Dell Technologies of the Class V holders immediately after closing:

Aggregate Cash Election Amount ($B)	Illustrative Class V Trading Price ($)
	$120.00 (or more)	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55 (or less)
$0.0	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%
$2.0	31.2%	31.3%	31.4%	31.5%	31.5%	31.6%	31.7%	31.8%	31.8%
$4.0	29.2%	29.4%	29.5%	29.7%	29.8%	30.0%	30.1%	30.3%	30.4%
$6.0	27.1%	27.3%	27.5%	27.7%	28.0%	28.2%	28.4%	28.6%	28.8%
$8.0	24.8%	25.1%	25.4%	25.6%	25.9%	26.2%	26.5%	26.7%	26.9%
$10.0	22.4%	22.7%	23.0%	23.4%	23.7%	24.0%	24.3%	24.6%	24.8%
$12.0	19.8%	20.2%	20.5%	20.9%	21.2%	21.6%	21.9%	22.3%	22.5%
$14.0	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

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The table below illustrates the number of shares of Class C common stock to be issued, the total number of shares of common stock of Dell Technologies that will be outstanding and the ownership percentage in Dell Technologies that will be held by current Class V stockholders, in each case, assuming that holders elect to receive $14 billion or more of cash:

	Illustrative Class V Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
Class C Shares Issued (millions)	124.4	127.7	131.0	134.3	137.6	140.9	144.2	147.5	149.9
Total Common Stock (millions)	729.9	733.2	736.5	739.8	743.1	746.4	749.7	753.0	755.4
Ownership %	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

Further details on the exchange ratio adjustment are contained in the merger agreement amendment which is enclosed herewith.

Stockholders electing to receive stock will receive, for each share of Class V common stock, a number of shares of Class C common stock that is equal to the exchange ratio. Stockholders electing to receive cash consideration will receive $120 per share, unless the aggregate cash elections exceed $14 billion, in which case the amount of cash to be received per share will be pro-rated and the remainder of the consideration will be paid in stock, based on the exchange ratio. If all stockholders elect to receive cash, then all stockholders will receive $70.23 per share in cash and a number of shares equal to 41% multiplied by the exchange ratio.

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No Offer or Solicitation:

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. Dell Technologies will also file a supplement to the proxy statement/prospectus, which will be mailed to each of the aforementioned holders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

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Participants in the Solicitation:

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as in its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

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